UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Final Amendment)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HPS Corporate Capital Solutions Fund
(Name of Issuer)
HPS Corporate Capital Solutions Fund
(Name of Person(s) Filing Statement)
Common Shares of Beneficial Interest
(Title of Securities)
N/A
(CUSIP Number of class of securities)

Tyler Thorn
HPS Advisors, LLC
40 West 57th Street, 33rd Floor
New York, NY 10019

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Rajib Chanda
Nathan Briggs
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
(202) 636-5500

August 1, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 1, 2024 by HPS Corporate Capital Solutions Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 780,073 of its outstanding common shares of beneficial interest (the “Shares”), pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of September 30, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):

1.The Offer expired at 11:59 p.m., Eastern Time, on August 29, 2024.

2.No Shares of the Fund were tendered by Shareholders in connection with the Offer and, as a result, the Fund has accepted no Shares for purchase pursuant to the Offer.
Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HPS CORPORATE CAPITAL SOLUTIONS FUND
By:    /s/ Robert Busch
Name:    Robert Busch
Title:    Chief Financial Officer and Principal Accounting Officer
Dated: November 1, 2024

EXHIBIT INDEX
Exhibit
EX-FILING FEES Calculation of Filing Fee Tables

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